Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging Receives Clearance for Expanded PillCam® SB Indications in Japan

YOQNEAM, Israel, March 27, 2012 – Given Imaging (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced that Japan's Ministry of Health, Labor and Welfare (MHLW) has cleared the PillCam Patency Capsule for use with PillCam SB and expanded the indications for use of the PillCam SB video capsule for patients with known or suspected small bowel disease, including the visualization and diagnosis of Crohn’s disease.

The PillCam Patency Capsule is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the small bowel that may prevent passage of the PillCam SB video capsule.

“PillCam SB has changed the way gastroenterologists in Japan diagnose and treat small bowel disease,” said Dr. Akira Terano, M.D., Ph.D., Emeritus President, Dokkyo Medical University, Tochigi, Japan and Chairman, Japan Association for Capsule Endoscopy. “The expanded clearance means that physicians have a new tool to help them safely diagnose and monitor a broader group of patients with GI diseases, including those individuals who are suffering from Crohn’s disease in Japan today.”

MHLW approved the PillCam SB capsule in April 2007 for visualizing obscure gastrointestinal bleeding (OGIB).  The entire 105-million adult population of Japan has been eligible for reimbursement for the PillCam SB procedure to visualize OGIB since October 2007.  The Company expects to receive reimbursement for the expanded indication at a later date.

“We are very pleased that physicians in Japan will be able to utilize PillCam SB to help monitor and manage their patients with GI diseases like Crohn’s disease,” said Homi Shamir, president and CEO, Given Imaging.  “Given Imaging is the only company to offer a patency capsule to customers in Japan, providing doctors with a much needed tool to ensure the safe and effective use of PillCam SB in patients with suspected strictures.”

About Crohn’s Disease
Crohn’s disease is a chronic condition that causes inflammation in the lining of the small intestine wall and can affect any part of the digestive tract.  Symptoms can include diarrhea, abdominal pain, weight loss and rectal bleeding.  In approximately 75% of Crohn’s disease patients, the small bowel (duodenum, jejunum and/or ileum) is involved and in 30% of Crohn’s disease patients, the small bowl is the only segment involved.  Other cases of Crohn’s may affect one or more of the following: the colon only, the stomach and/or the esophagus.1  It affects men and women equally.  The cause is unknown, but the most popular theory is that the immune system is reacting to a virus or bacterium that causes inflammation.2  Depending on the severity, treatment options include nutritional supplements, drugs and surgery. There is currently no cure for the disease.3

1 Engstrom PF., Goosenberg EB. Diagnosis and Management of Bowel Diseases. Professional Communication Publishers 1999: 172-173
2 National Institute of Diabetes and Digestive and Kidney Diseases (niddk.nih.gov)
3 http://www.nhlbi.nih.gov/health/dci/Diseases/ida/ida_causes.html

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon, industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.